www.ardaghgroup.com
Ardagh Group S.A. 56, rue Charles Martel L-2134 Luxembourg Luxembourg

T: +352 26 25 85 - 55
F: +352 26 38 94 - 44
E: enquiries@ardaghgroup.com

Convening Notice to

the Annual General Meeting of Shareholders

to be held on April 22, 2020 at 4:00 p.m. Luxembourg time

without physical presence in accordance with the Luxembourg regulation of March 20, 2020

April 7, 2020

Dear Shareholder,

The Board of Directors of Ardagh Group S.A. (the “Company”) is pleased to invite you to exercise your voting right for the 2020 Annual General Meeting of Shareholders (the “Annual General Meeting”), to be held on April 22, 2020 at 4:00 p.m. Luxembourg time,  by way of proxy without physical presence in accordance with the Luxembourg regulation of March 20, 2020 with the following agenda:

Agenda of the 2020 Annual General Meeting

1.

Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2019 and approve the Company’s consolidated financial statements for the financial year ended December 31, 2019.

2.

Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2019 and approve the Company’s annual accounts for the financial year ended December 31, 2019.

3.

Confirm the distribution of dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2019 and resolve to carry forward the remaining profit for the year ended December 31, 2019.

4.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2019 for the proper performance of their duties.

5.	Ratify the appointment by the Board of Directors of the Company of:
a)	Mr. Shaun Murphy on October 30, 2019 as Class II Director of the Company to fill a vacancy on the Board until the 2020 annual general meeting of the shareholders; and
b)	Mr. Philip Hammond on November 12, 2019 as Class III Director of the Company to fill a vacancy on the Board until the 2020 annual general meeting of the shareholders.
6.	Re-elect the Directors of the Company:
a)	Mr. Paul Coulson, as Class I Director until the 2023 annual general meeting of the shareholders;
b)	Mr. David Matthews, as Class I Director until the 2023 annual general meeting of the shareholders;
c)	Mr. Edward White, as Class I Director until the 2023 annual general meeting of the shareholders;
d)	Mr. Shaun Murphy, as Class II Director until the 2022 annual general meeting of the shareholders; and
e)	Mr. Philip Hammond, as Class III Director until the 2021 annual general meeting of the shareholders.
7.	Pursuant to the Board of Directors’ proposition to expand the number of directors from eleven (11) to fourteen (14), elect the Directors of the Company:
a)	Ms. Abigail P. Blunt, as Class I Director until the 2023 annual general meeting of the shareholders;
b)	Mr. Yves Elsen, as Class I Director until the 2023 annual general meeting of the shareholders; and
c)	Mr. Oliver Graham, as Class II Director until the 2022 annual general meeting of the shareholders.
8.	Approve the aggregate amount of the directors’ remuneration.
9.	Appoint PricewaterhouseCoopers Société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2021 annual general meeting of the shareholders.

Pursuant to articles 23 and 24 of our Articles of Association, the Annual General Meeting will validly deliberate on its agenda with the quorum requirement of at least one-third (1/3) of our issued share capital, and the resolutions at the Annual General Meeting will be adopted by a simple majority of the votes validly cast.

Any shareholder who held one or more common share(s) of the Company on March 4, 2020 at 10:00 p.m. Luxembourg time, 4:00 p.m. EDT (the “Record Date”) will be entitled to vote at the Annual General Meeting by proxy.

Please consult the Proxy Statement which is available on the Company’s website as to the representation at the Annual General Meeting by way of proxy.

Copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2019 together with the reports of the Board of Directors and the statutory auditor are available at www.ardaghgroup.com/corporate-investors/agm.html. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 7:00 p.m. Luxembourg time, 1:00 p.m. EDT, on April 20, 2020, in order for such votes to be taken into account.

Please note that contrary to what was provided in the Proxy Statement available on the Company’s website, following the decision of the Luxembourg authorities to declare a state of emergency in response to the COVID‐19 outbreak and in accordance with the Luxembourg regulation of March 20, 2020, the Annual General Meeting will be held without any physical presence. These measures have been prompted by the COVID‐19 outbreak in order to allow Luxembourg companies to function normally and hold their meetings without physical presence to prevent the spreading of the virus at such meetings. A press release will be published in this respect on the Company’s website.

Sincerely, Paul Coulson

Chairman and Chief Executive Officer on behalf of the Board of Directors